Exhibit (d)(4)

TENDER AND SUPPORT AGREEMENT

This TENDER AND SUPPORT AGREEMENT (this “Agreement”), dated as of December 14, 2021, is made and entered into by and among Summit Midstream Partners, LP, a Delaware limited partnership (the “Partnership”), Goldman Sachs Asset Management, L.P., solely in its capacity as manager or advisor to certain of its funds and accounts and not as principal (“Goldman”), CQS (UK) LLP, acting as agent and investment manager for and on behalf of certain of its funds (“CQS”), and Shenkman Capital Management, Inc., as investment manager on behalf of one or more of its investment advisory clients (“Shenkman” and, together with Goldman and CQS, the “Unitholders”), each of Goldman, CQS and Shenkman as holders of the Partnership’s 9.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (Liquidation Preference $1,000) (the “Series A Preferred Units”). The Partnership and the Unitholders are referred to herein collectively as the “Parties” and each, individually, as a “Party.”

WHEREAS, as of the date hereof, each of the Unitholders is the beneficial owner (as defined in Rule 13d-3 under the Securities Act of 1934, as amended (the “Exchange Act”)), of the amounts of Series A Preferred Units and common units representing limited partner interests in the Partnership (the “Common Units”) set forth opposite its name in the column marked “Total Units” on Schedule I of this Agreement (such Common Units and Series A Preferred Units being referred to herein as the “Total Units” of each Unitholder);

WHEREAS, as soon as reasonably practicable following execution of this Agreement, the Partnership intends to commence an offer to exchange (the “Offer”), in accordance with Section 3(a)(9) of the Securities Act of 1933, as amended, upon the terms and conditions described in the Offer to Exchange relating to the Offer, to be filed with the Securities and Exchange Commission (the “SEC”) in substantially in the form attached hereto as Annex I (the “Offer to Exchange”), Series A Preferred Units for newly issued Common Units;

WHEREAS, in exchange for each Series A Preferred Unit properly tendered (and not validly withdrawn) in the Offer prior to 11:59 p.m., New York City time, on January 12, 2022 (such time and date, as the same may be extended, the “Expiration Date”) and accepted by the Partnership, participating holders of Series A Preferred Units will receive 38 Common Units; and

WHEREAS, each Unitholder has agreed to tender (and not withdraw) in the Offer that amount of Series A Preferred Units set forth opposite its name in the column marked “Subject Units” on Schedule I of this Agreement (such Series A Preferred Units being referred to herein as the “Subject Units” of each Unitholder).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

ARTICLE I

AGREEMENT TO TENDER; COMMITMENT OF PARTNERSHIP

1.1    Agreement to Tender. Subject to the terms of this Agreement, assuming the commencement of the Offer, each Unitholder hereby agrees to accept the Offer with respect to its Subject Units and tender or cause to be tendered in the Offer the Subject Units that such Unitholder is permitted to tender under applicable Law pursuant to and in accordance with the terms of the Offer, free and clear of all Unit Encumbrances except for Permitted Unit Encumbrances (each as defined below), provided that, notwithstanding anything herein to the contrary, Shenkman shall not be required to accept the Offer with respect to in excess of the Subject Units listed with respect to its investment advisory clients listed on Schedule I hereto. Without limiting the generality of the foregoing, as promptly as practicable after, but in no event later than the scheduled or extended Expiration Date of the Offer, each Unitholder shall transmit its acceptance of the Offer by causing The Depository Trust

Company (“DTC”) to transfer such Unitholder’s Subject Units to American Stock Transfer & Trust Co. LLC, as depositary (the “Depositary”), using DTC’s Automated Tender Offer Program procedures, pursuant to the terms of the Offer to Exchange. Each Unitholder agrees that, once any of its Subject Units are tendered, such Unitholder will not withdraw such Subject Units from the Offer, unless and until (i) the Offer shall have been terminated, withdrawn or shall have expired or (ii) this Agreement shall have been terminated in accordance with Section 5.3 or Section 5.4 hereof. Upon the occurrence of (i) or (ii) in the preceding sentence, the Partnership shall promptly return, and shall cause the Depositary to promptly return, all Subject Units tendered by each Unitholder.

1.2    Commitment of Partnership. The Partnership agrees that, in no case later than 5:00 PM (New York City time) on the date hereof, the Partnership will commence the Offer. The Partnership shall also, from the Effective Date until the occurrence of the Termination Date:

(a)    timely take all commercially reasonable actions necessary to consummate the Offer in accordance with the terms and conditions of the Offer to Exchange; provided, however, that the Partnership shall not be required to consummate the Offer unless and until all of the conditions to the closing of the Offer set forth in the Offer to Exchange have been satisfied or waived pursuant to the terms thereof (other than conditions that, by their nature, are to be satisfied or waived at the closing of the Offer, but subject to their being satisfied or waived contemporaneously with such closing) in accordance with the terms of the Offer to Exchange, as applicable;

(b)    not amend the terms of the Offer to Exchange in any manner adverse to any of the Unitholders or otherwise in a manner inconsistent with the terms of this Agreement;

(c)    not directly or indirectly object to, delay, impede, or take any other action to interfere with the consummation of the Offer; and

(d)    not take any other action that is inconsistent with its obligations under this Agreement or the Offer to Exchange.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE UNITHOLDERS

Each Unitholder hereby represents and warrants to the Partnership as follows:

2.1    Binding Agreement. Each Unitholder has the requisite power and authority and/or capacity to execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery by each Unitholder of this Agreement and the performance by such Unitholder of its obligations hereunder have been duly and validly authorized by such Unitholder and no other actions or proceedings are required on the part of such Unitholder to authorize the execution and delivery of this Agreement or the performance by such Unitholder of its obligations hereunder. This Agreement has been duly executed and delivered by each Unitholder and constitutes the valid and legally binding obligation of each Unitholder, enforceable against it in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a proceeding at law or in equity).

2.3    Ownership of the Total Units. Each Unitholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all of the Total Units and has good and marketable title to all of its Total Units free and clear of any encumbrances, liens, charges, levies, proxies, voting trusts or agreements, options or rights, understandings or arrangements inconsistent with this Agreement or the transactions contemplated hereby, or any other encumbrances or restrictions whatsoever on title, transfer or exercise of any rights of a unitholder in respect of such Total Units (collectively, “Unit Encumbrances”), except for any such Unit Encumbrance that may be imposed pursuant to (a) this Agreement, (b) any applicable restrictions on transfer under the Securities Act of

1933, as amended, or any state securities Law or (c) any restrictions on transferability contained in the Partnership’s Fourth Amended and Restated Agreement of Limited Partnership, dated May 28, 2020 (collectively, “Permitted Units Encumbrances”).

2.4    Dispositive Power. Each Unitholder has sole power of disposition and sole power to issue instructions with respect to the matters set forth in Article I and Article IV herein, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all the Subject Units.

2.5    No Violation. Neither the execution and delivery of this Agreement by any Unitholder nor its performance of its obligations under this Agreement will (i) result in a violation or breach of, or conflict with any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, or result in the creation of any Unit Encumbrance (other than under this Agreement) upon any of the properties, rights or assets (including but not limited to the Subject Units) owned by such Unitholder under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which such Unitholder is a party or by which it or any of its properties, rights or assets may be bound, (ii) violate any Law applicable to such Unitholder or any of its properties, rights or assets, or (iii) result in a violation or breach of or conflict with its organizational and governing documents.

2.5    Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is necessary to be obtained or made by any Unitholder in connection with its execution, delivery and performance of this Agreement, except for any reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP

The Partnership hereby represents and warrants to the Unitholders as follows:

(a)    it has the requisite limited partnership power and authority to enter into this Agreement and to carry out the transactions contemplated by, and perform its respective obligations under, this Agreement;

(b)    the execution and delivery of this Agreement and the performance of its obligations hereunder have been duly authorized by all necessary limited partnership action on its part;

(c)    the execution and delivery by it of this Agreement does not (A) violate its certificate of limited partnership, partnership agreement, or other organizational documents, or those of any of its affiliates, or (B) result in a breach of, or constitute (with due notice or lapse of time or both) a default under any material contractual obligation to which it or any of its affiliates is a party;

(d)    the execution and delivery by it of this Agreement does not require any registration or filing with, the consent or approval of, notice to, or any other action with any federal, state, or other governmental authority or regulatory body, other than, for the avoidance of doubt, the actions with governmental authorities or regulatory bodies required in connection with the Offer to Exchange, including, without limitation, documents and schedules required to be filed with the SEC in connection therewith; and

(e)    it has sufficient knowledge and experience to evaluate properly the terms and conditions of this Agreement, and has been afforded the opportunity to consult with its legal and financial advisors with respect to its decision to execute this Agreement, and it has made its own analysis and decision to enter into this Agreement and otherwise investigated this matter to its full satisfaction.

ARTICLE IV

COVENANTS OF THE UNITHOLDERS

Each Unitholder hereby covenants and agrees that until the Termination Date:

4.1    No Inconsistent Arrangements. Except as provided hereunder, no Unitholder shall, directly or indirectly, take or permit any other action that would in any way restrict, limit or interfere with the performance of such Unitholder’s obligations hereunder or otherwise make any representation or warranty of such Unitholder herein untrue or incorrect, including any transfer, sale, assignment, gift, hedge, or other disposition, directly or indirectly, of the Subject Units. Any action taken in violation of the foregoing sentence shall be null and void ab initio.

4.2    Documentation and Information. No Unitholder shall make any public announcement regarding this Agreement and the transactions contemplated hereby without the prior written consent of the Partnership (such consent not to be unreasonably withheld), except as may be required by applicable Law (provided that reasonable notice of any such disclosure will be provided to the Partnership).

ARTICLE V

MISCELLANEOUS

5.1    Defined Terms. As used herein, the following terms shall have the following meanings:

(a)    “Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

(b)    “Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority, or any arbitrator, court or tribunal of competent jurisdiction.

(c)    “Law” means any provision of any law or administrative rule or regulation or any judicial, administrative or arbitration order, award, judgment, writ, injunction or decree.

(d)    “Person” means an individual or a corporation, firm, limited liability company, partnership, joint venture, trust, estate, unincorporated organization, association, Governmental Authority or other entity.

(e)     “Required Unitholders” means, as of the relevant date, Unitholders holding at least 66.7% of the aggregate amount of Series A Preferred Units held by all Unitholders.

5.2    Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery by hand or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses: (a) if to the Partnership, to 910 Louisiana St., Suite 4200, Houston, TX 77002, Attn: James Johnston, with a copy (which shall not constitute notice) to Baker Botts L.L.P., 910 Louisiana St., Suite 3200, Houston, TX 77002 Attn: Joshua Davidson, (b) if to Goldman, to Goldman Sachs Asset Management, 200 West Street, 3rd Floor, New York, NY 10282, Attn: Jeffrey Olinsky, with a copy (which shall not constitute notice) to Davis Polk & Wardwell LLP, 450 Lexington Ave, New York, NY 10017, Attn: Damian Schaible and Aryeh Falk, (c) if to CQS, to CQS (UK) LLP, 4th Floor, One Strand, London, WC2N 5HR, Attn: Legal Department, with a copy (which shall not constitute notice) to Davis Polk & Wardwell LLP, 450 Lexington Ave, New York, NY 10017, Attn: Damian Schaible and Aryeh Falk, and (d) if to Shenkman, to Shenkman Capital Management, Inc., 461 Fifth Avenue, 22nd Floor, New York, NY 10017, Attn: Legal Department, with a copy (which shall not constitute notice) to Davis Polk & Wardwell LLP, 450 Lexington Ave, New York, NY 10017, Attn: Damian Schaible and Aryeh Falk, or to such other address or as any Party may hereafter specify for the purpose by notice to the other Parties.

5.3    Unitholder Termination. The Required Unitholders, in their sole discretion, may terminate this Agreement upon or at any time following the occurrence of any of the following events (each, a “Required Unitholder Termination Event”), by giving written notice of such termination to each of the other Parties, and such termination shall be effective immediately upon delivery of such written notice to each of the other Parties in accordance with Section 5.2 hereof, except to the extent that such Required Unitholder Termination Event has been waived in writing by the Required Unitholders:

(a)    The Partnership amends or modifies the Offer to Exchange in any manner adverse to any of the Unitholders or otherwise in a manner inconsistent with the terms of this Agreement; provided that, solely in the case of such an amendment or modification that is made at least five (5) business days before the Expiration Date, such amendment or modification has not been revoked or withdrawn within three (3) business days of written notice from the Required Unitholders;

(b)    The Offer has not been consummated by 5:00 p.m., New York City time, on January 18, 2022, provided that such date may be extended by the Partnership by written notice to the Unitholders (so long as the Agreement has not been terminated prior to delivery of such notice) to a date not later than 5:00 p.m., New York City time, on February 2, 2022 if the Partnership determines, based on the advice of outside counsel, that such extension is reasonably necessary to address comments from the SEC;

(c)    the issuance by any governmental authority, any regulatory authority, or any court of competent jurisdiction, of any ruling or order enjoining the substantial consummation of the Offer on its terms; provided, however, that the Partnership shall have five business days after issuance of such ruling or order to obtain relief that would allow consummation of the Offer in a manner that does not prevent or diminish in a material way compliance with the terms of this Agreement or the Offer to Exchange;

(d)    there shall have occurred any event or condition that has had or could be reasonably expected, either individually or in the aggregate, to have a material adverse effect on the business, operations, assets, liabilities (actual or contingent) or financial condition of the Partnership, in each case as compared to such business, operations, assets, liabilities or financial condition as of the date hereof; or

(e)    the breach in any material respect by the Partnership of any representation, warranty, or covenant set forth in this Agreement that (to the extent curable) remains uncured for a period of three (3) business days after the receipt by the Partnership of written notice of such breach from a Unitholder.

5.4    Mutual Termination; Automatic Termination. This Agreement shall terminate automatically, without any notice or other action by any Person, upon the first to occur of

(a)    The acceptance for exchange by the Partnership of the Series A Preferred Units validly tendered pursuant to the Offer and not properly withdrawn;

(b)    Upon mutual written consent of the Parties to terminate this Agreement;

(c)    The withdrawal of the Offer by the Partnership in accordance with the terms of the Offer to Exchange;

(d)    The Partnership or any of its Affiliates commencing, or taking any steps to commence, insolvency proceedings, including (i) voluntarily commencing any case or filing any petition seeking bankruptcy, winding up, dissolution, liquidation, administration, moratorium, reorganization or other relief under any federal, state or foreign bankruptcy, insolvency, administrative receivership or similar law now or hereafter in effect; (ii) consenting to the institution of, or failing to contest in a timely and appropriate manner, any involuntary proceeding or petition described above; (iii) filing an answer admitting the material allegations of a petition filed against it in any such proceeding; (iv) applying for or consenting to the appointment of a receiver, administrator, administrative receiver, trustee, custodian, sequestrator, conservator or similar official for the Partnership for a substantial part of its assets; or (v) making a general assignment or arrangement for the benefit of creditors;

(e)    The Partnership commences a voluntary case filed under title 11 of the United States Code, 11 U.S.C. §§ 101, et seq. (as in effect or amended, the “Bankruptcy Code”); or

(f)    The commencement of an involuntary case against the Partnership under the Bankruptcy Code that is not dismissed within thirty (30) days of such filing (the date of termination with respect to each Unitholder being referred to herein as the “Termination Date”).

5.5    Effect of Termination. Upon termination of this Agreement, no Party shall have any further obligations or liabilities under this Agreement; provided, however, that (x) nothing set forth in this Section 5.5 shall relieve any Party from liability for any willful breach of this Agreement prior to termination hereof and (y) the provisions of this Article V shall survive any termination of this Agreement.

5.6    Transfers of Claims and Interests. Each Unitholder shall not sell, loan, assign, transfer, hypothecate (other than hypothecations or re-hypothecations in favor of a registered broker-dealer with whom the Series A Preferred Units are held in a prime brokerage account), tender or otherwise dispose of (including by participation), directly or indirectly, its right, title, or interest in any Series A Preferred Units, in whole or in part (such actions are collectively referred to herein as a “Transfer” and the Unitholder making such Transfer is referred to herein as the “Transferor”), unless such Transfer is to another Unitholder or any other entity that first agrees in writing to be bound by the terms of this Agreement by executing and delivering to counsel to the Partnership, in accordance with Section 5.2 hereof, a transferee joinder substantially in the form attached hereto as Exhibit A (a “Transferee Joinder”); provided, however, that a Unitholder may permit its prime broker to hold the Series A Preferred Units as part of a custodian arrangement whereby such Unitholder retains all of its rights with respect to such Series A Preferred Units from the Effective Date until the occurrence of the Termination Date. With respect to any and all Series A Preferred Units held by the relevant transferee upon consummation of a Transfer in accordance herewith, such transferee is deemed to make all of the representations, warranties, and covenants of a Unitholder, as applicable, set forth in this Agreement and (if not already a Unitholder) is deemed to be, and shall be, a Unitholder for all purposes of this Agreement. Upon compliance with the foregoing, the Transferor shall be deemed to relinquish its rights (and be released from its obligations, except for any claim for breach of this Agreement that occurs prior to such Transfer) under this Agreement to the extent of such transferred rights and obligations. Any Transfer made in violation of this Section 5.6 shall be deemed null and void ab initio and of no force or effect, regardless of any prior notice provided to the Partnership or any Unitholder, and shall not create any obligation or liability of the Partnership or any Unitholder to the purported transferee.

5.7    Further Acquisition of Claims or Interests. Except as set forth in Section 5.6, nothing in this Agreement shall be construed as precluding any Unitholder or any of its affiliates from acquiring additional Series A Preferred Units; provided, however, that any additional Series A Preferred Units acquired by any Unitholder and with respect to which such Series A Preferred Units is the beneficial owner, or the nominee, investment manager, advisor or subadvisor for the beneficial owner with power and/or authority to bind any Series A Preferred Units held by it shall automatically and immediately be subject to the terms and conditions of this Agreement, except to the extent the additional Series A Preferred Units are acquired by the Unitholder (in its capacity as such a nominee, investment manager, advisor or subadvisor) for the account of a beneficial owner for whom the Unitholder does not currently hold any Series A Preferred Units that are subject to this Agreement. Upon any such further acquisition, such Unitholder shall promptly notify counsel to the Partnership and each Unitholder, and the Series A Preferred Units so acquired shall become subject to the terms of this Agreement.

5.8    Acknowledgements.

(a)    Each Unitholder acknowledges that it is a sophisticated party with respect to its Subject Units and has adequate information concerning the business and financial condition of the Partnership to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon the Partnership or its Affiliates, and based on such information as such Unitholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Each Unitholder acknowledges that neither the Partnership nor its Affiliates have made or are making any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement.

(b)    Each Unitholder acknowledges that (i) the Partnership is relying on each Unitholder’s representations, warranties, acknowledgements and agreements in this Agreement as a condition to proceeding with the transactions contemplated hereby and (ii) without such representations, warranties, acknowledgements and agreements, the Partnership would not enter into this Agreement or engage in the transactions contemplated hereby.

(c)    The Partnership acknowledges that (i) each Unitholder is relying on its representations, warranties, acknowledgements and agreements in this Agreement as a condition to proceeding with the transactions contemplated hereby and (ii) without such representations, warranties, acknowledgements and agreements, each Unitholder would not enter into this Agreement or engage in the transactions contemplated hereby.

5.9    Confidentiality. The Partnership agrees to keep confidential the names of the Unitholders and their Series A Preferred Units and Common Units (including all the information on the signature pages and schedules attached hereto) and will not share such information with any holder of Series A Preferred Units and Common Units not party hereto nor disclose it publicly, except to the extent required (and only to the extent required) by applicable Law or legal process. With respect to disclosure required by the rules and regulations of the SEC to be included in documents and schedules required to be filed with the SEC in connection with the Offer, including the Offer to Exchange and Schedule TO, the Partnership will give the Unitholders reasonable advance notice of such required disclosure and shall, in good faith, consider the views of the Unitholders with respect thereto. With respect to other disclosure required by applicable Law or legal process, the Partnership will give the Unitholders three (3) business days’ advance notice of the intent to disclose and the Unitholders shall have the right to seek a protective order prior to disclosure. Each Unitholder hereby consents to the disclosure of the execution of this Agreement by the Partnership in notices or press releases issued in connection with the transactions contemplated by this Agreement or the Offer to Exchange and the disclosure of the combined amount of Series A Preferred Units subject to this Agreement among all Unitholders, substantially in the form set forth in the section entitled “Tender and Support Agreement” of the form of Offer to Exchange attached as Annex I hereto. No Unitholder or its advisors shall disclose to any person or entity other than advisors to the Partnership, the Series A Preferred Units or Common Units of any other Unitholder, or use the name of any other Unitholder without the prior written consent of such Unitholder.

5.10    Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. Any agreement on the part of any Party to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

5.11    Expenses. All fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the Party incurring such fees and expenses, whether or not the Transactions are consummated.

5.12    Entire Agreement. This Agreement and the other documents and certificates delivered pursuant hereto constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement.

5.13    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any Party without the prior written consent of the other Parties, except that the Partnership may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any direct or indirect subsidiary of the Partnership, but no such assignment shall relieve the Partnership of any of its obligations under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

5.14    Relationship Among Parties. Notwithstanding anything herein to the contrary, the duties and obligations of the Unitholders under this Agreement shall be several, not joint. No Party shall have any responsibility by virtue of this Agreement for any trading by any other entity. No prior history, pattern, or practice of sharing confidences among or between the Parties shall in any way affect or negate this Agreement.

5.15    No Third-Party Beneficiaries. Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties and no other Person shall be a third-party beneficiary of this Agreement.

5.16    Specific Enforcement. The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in any of the courts of the State of New York, without the necessity of proving the inadequacy of money damages as a remedy (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties acknowledges and agrees that the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without such right, none of the Parties would have entered into this Agreement.

5.17    Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

5.18    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner adverse to any Party.

5.19    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective (the “Effective Date”) when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

5.20    Further Assurances. Each Unitholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law, to perform its obligations under this Agreement. Each Unitholder shall use its reasonable best efforts to take, or cause to be taken, any and all actions and to do, or cause to be done, and to assist with the Partnership in doing, any and all things, necessary, proper or advisable to consummate the Offer.

[Remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

PARTNERSHIP:

Summit Midstream Partners, LP

By:	Summit Midstream GP, LLC, its general partner

By:	/s/ Marc D. Stratton
	Name:	Marc D. Stratton
	Title:	Executive Vice President and
Chief Financial Officer

[Partnership Signature Page to Tender and Support Agreement]

UNITHOLDERS:

Goldman Sachs Asset Management, L.P., solely in its capacity as manager or advisor and not as principal to the funds and accounts listed on Schedule I hereto

By:	/s/ Nicole Andreotti
Nicole Andreotti
Managing Director

CQS (UK) LLP acting in its capacity as agent for the funds listed on Schedule I hereto

By:	/s/ Atholl Wilton
Atholl Wilton
Authorised Signatory

Shenkman Capital Management, Inc. as Investment Manager to the fund listed on Schedule I hereto

By:	/s/ Neil Scanlon
Neil Scanlon
Chief Financial Officer

[Unitholder Signature Page to Tender and Support Agreement]

Exhibit A to the Tender and Support Agreement

Form of Transferee Joinder

This joinder (this “Joinder”) to the Tender and Support Agreement (as amended, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms thereof, the “Agreement”), dated as of [DATE], by and among: (i) the Partnership, and (ii) the Unitholders thereunder, is executed and delivered by [                    ] (the “Joining Party”) as of [                    ]. Each capitalized term used herein but not otherwise defined shall have the meaning ascribed to it in the Agreement.

1.    Agreement to be Bound. The Joining Party hereby acknowledges that it has read and understands the Agreement and agrees to be bound by all of the terms of the Agreement, a copy of which is attached to this Joinder as Annex 1 (as the same has been or may be hereafter amended, restated, supplemented or otherwise modified from time to time in accordance with the provisions thereof). The Joining Party shall hereafter be deemed to be a Party for all purposes under the Agreement and one or more of the entities comprising the Unitholders.

2.    Representations and Warranties. The Joining Party hereby represents and warrants to each other Party to the Agreement that, as of the date hereof, such Joining Party (a) is the legal or beneficial holder of, and has all necessary authority (including authority to bind any other legal or beneficial holder) with respect to the Series A Preferred Units identified below its name on the signature page hereto, and (b) makes, as of the date hereof, the representations and warranties set forth in Article III of the Agreement to each other Party.

3.    Governing Law. This Joinder shall be governed by, and construed in accordance with, the Laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

4.    Notice. All notices and other communications given or made pursuant to the Agreement shall be sent to:

To the Joining Party at:

[JOINING PARTY]

[ADDRESS]

Attn:

Facsimile:

E-mail:

IN WITNESS WHEREOF, the Joining Party has caused this Joinder to be executed as of the date first written above.

Name of Transferor:

Name of Joinder Party:

By:
Name:
Title:

Annex I

Offer to Exchange